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                                                                      EXHIBIT 12


                   STATEMENT REGARDING COMPUTATION OF RATIOS

     The ratio of earnings to fixed charges was calculated assuming the issuance of 42,857 shares of the preferred stock for the merger of Wendt-Bristol Diagnostics Company and 71,921 shares for the merger of Wendt-Bristol Diagnostics Company L.P. The issuance of such shares results in additional annual preferred stock dividends totaling approximately $138,000. On an initial pro forma basis, the earnings would be inadequate to cover fixed charges for the nine months ended September 30, 1998 by approximately $563,000. Pro forma depreciation for this same period amounts to approximately $617,000. The ratio of earnings to fixed charges is presented for both the historical and pro forma results of operations. Pro forma assumes the successful completion of the acquisition of 100% of the limited partnership units through the exchange of the Company's preferred shares in the ratio of two limited partnership units for each preferred share.